UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Direct Digital Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1177 West Loop South, Suite 1310

Houston, Texas 77027

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be &filig;led on or before the &filig;fteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be &filig;led on or before the &filig;fth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Direct Digital Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2022 within the prescribed time period without unreasonable effort and expense because extra time is needed for the Company’s independent auditors to complete their audit of the Company’s financial statements and issue their opinion. The Company will file the Form 10-K on or before April 17, 2023, the first business day following the fifteenth calendar day following the prescribed due date.

A letter from the Company’s independent registered public accounting firm, which is filed pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.1 to this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Susan Echard	(832)	402-1051
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that (a) consolidated revenue in fiscal year 2022 was $88.0 million, an increase of $49.9 million, or 131%, over the $38.1 million in fiscal year 2021, (b) consolidated operating income increased to $2.3 million, or 52%, to $6.7 million for 2022 compared to operating income of $4.4 million for 2021 and (c) consolidated net income for 2022 was $2.9 million, compared to a net loss of $1.5 million in 2021. Please refer to the Company’s press release filed as Exhibit 99.1 to the Current Report on Form 8-K/A filed with the Commission on March 23, 2023 for a fuller explanation of the significant changes in results of operations for the fiscal period ended December 31, 2022 from the period ended December 31, 2021.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 may contain forward-looking statements within the meaning of federal securities laws, including the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are subject to certain risks, trends and uncertainties.

As used below, “we,” “us,” and “our” refer to the Company. We use words such as “could,” “would,” “may,” “might,” “will,” “expect,” “likely,” “believe,” “continue,” “anticipate,” “estimate,” “intend,” “plan,” “project” and other similar expressions to identify forward-looking statements, but not all forward-looking statements include these words. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements.

All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Our forward-looking statements are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements are based on reasonable assumptions, many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance expressed in or implied by the forward-looking statements, including, but not limited to: our dependence on the overall demand for advertising, which could be influenced by economic downturns; any slow-down or unanticipated development in the market for programmatic advertising campaigns; the effects of health epidemics; operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems; any significant inadvertent disclosure or breach of confidential and/or personal information we hold, or of the security of our or our customers', suppliers' or other partners' computer systems; any unavailability or non-performance of the non-proprietary technology, software, products and services that we use; unfavorable publicity and negative public perception about our industry, particularly concerns regarding data privacy and security relating to our industry's technology and practices, and any perceived failure to comply with laws and industry self-regulation; restrictions on the use of third-party "cookies," mobile device IDs or other tracking technologies, which could diminish our platform's effectiveness; any inability to compete in our intensely competitive market; any significant fluctuations caused by our high customer concentration; our limited operating history, which could result in our past results not being indicative of future operating performance; any violation of legal and regulatory requirements or any misconduct by our employees, subcontractors, agents or business partners; any strain on our resources, diversion of our management's attention or impact on our ability to attract and retain qualified board members as a result of being a public company; our dependence, as a holding company, of receiving distributions from Direct Digital Holdings, LLC to pay our taxes, expenses and dividends; and other factors and assumptions discussed in the "Risk Factors," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and other sections of our filings with the Securities and Exchange Commission that we make from time to time. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove to be incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this Form 12b-25 to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances, and we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Direct Digital Holdings, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ Susan Echard
Susan Echard, Chief Financial Officer